UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

As announced previously, on September 29, 2015, Abengoa launched consent solicitations in respect of its €250,000,000 4.50 per cent. Senior Unsecured Convertible Notes due 2017 (“2017 Convertible Notes”), its €400,000,000 6.25 per cent. Senior Unsecured Convertible Notes due 2019 (“2019 Convertible Notes”), and its US$279,000,000 5.125 per cent. Exchangeable Notes due 2017 (“2019 Exchangeable Notes”), in order to pass resolutions towards providing its 2017 Convertible Notes, 2019 Convertible Notes and 2017 Exchangeable Notes with the same level of guarantees that its high yield notes currently have (the “Resolutions”).

The noteholders’ meetings in connection with the 2019 Convertible Notes and the 2017 Exchangeable Notes were held on October 29, 2015 on first call, with each of said noteholders’ meetings having approved the Resolutions. For the 2017 Convertible Notes, the legally required quorum was not attained on first call, and therefore Abengoa has agreed to hold a second call for a noteholders’ meeting to be held at Paseo de la Castellana 43, 28046, Madrid, on November 30, 2015, at 10:00 am (CET), for which no minimum quorum is required.

Seville, 30 October 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: October 30, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary